Annual General Meeting of Shareholders of Medigus Ltd.

Date: July 9, 2020

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

	For	Against	Abstain
1. Approval of the re-election of Mr. Eli Cohen to serve as a director of the Company;	☐	☐	☐
2. Approval of amendments to the articles of association of the Company;	☐	☐	☐
3. Approval of amendments to the compensation policy for the Company's executive officers and directors;	☐	☐	☐
	Yes	No	
3a. Are you a controlling shareholder or have personal interest with respect to Proposal No. 3? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 3).	☐	☐	
	For	Against	Abstain
4. Approval of election of Mr. Eliyahu Yoresh as chairman of the board of directors of the Company;	☐	☐	☐
5. Approval of the compensation terms of Mr. Eliyahu Yoresh as chairman of the board of directors of the Company;	☐	☐	☐
	Yes	No	
5a. Are you a controlling shareholder or have personal interest with respect to Proposal No. 5? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 5).	☐	☐	
	For	Against	Abstain
6. Approval of an amendment to the compensation terms of the Company's non-executive directors; and	☐	☐	☐
7. Approval of the appointment Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company's independent auditors for the year ending December 31, 2020, and its service until the annual general meeting of shareholders to be held in 2021.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here
Please Date Above

Please Sign Here
Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Shareholders of Medigus Ltd. to be held July 9, 2020 For Holders as of June 9, 2020

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. EST on July 6, 2020.

PROXY TABULATOR FOR
MEDIGUS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

MEDIGUS LTD.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EST on July 6, 2020)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Medigus Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on **June 9, 2020**, at the **Annual General Meeting of the Shareholders** of Medigus Ltd. to be held on **July 9, 2020**, or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite the agenda item.**
2. **It is understood that, if you do not vote or if your voting instructions are not received before the Deadline, you will be deemed to have given a discretionary proxy to the Company to vote the shares represented by your ADRs pursuant to the terms and conditions of the ADRs and the Deposit Agreement under which they are issued.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
MEDIGUS LTD.
P.O. Box 8016
CARY, NC 27512-9903